ROCKWELL RECOMMENDS SHAREHOLDERS REJECT HOSTILE PALA BID
Inadequate Bid Significantly Undervalues Rockwell’s Upside Potential

September 22, 2008, Vancouver, B.C. – Rockwell Diamonds Inc. (“Rockwell” or the “Company”) (TSX: RDI; JSE: RDI; OTCBB: RDIAF) today announced that its Board of Directors, based on the recommendation of its Special Committee of independent directors, unanimously recommends that Rockwell shareholders reject the unsolicited offer (the “Offer”) by Pala Investments Holdings Limited (“Pala”) to acquire all of the outstanding shares of Rockwell for $0.36 per share. After careful consideration, including consultation with its independent financial and legal advisors, Rockwell’s Board concluded that the Offer significantly undervalues Rockwell and is not in the best interests of its shareholders.

In its Directors’ Circular, filed today with securities regulators and mailed to security holders, Rockwell’s Board strongly recommends that all Rockwell shareholders reject the Offer and not tender their shares. “The Offer significantly undervalues Rockwell and would deprive our shareholders of significant upside potential from the strong production growth we anticipate over the next months and years,” said John Bristow, President, Chief Executive Officer and director of Rockwell. “Our track record and strategic plan point to superior value creation for our shareholders than the inadequate premium offered by Pala. Our Special Committee and Board of Directors unanimously determined that the Offer is inadequate and unfair. There is no rationale for accepting the Pala bid and many reasons to reject it.”

Mr. Bristow further commented that “the highly conditional nature of Pala’s Offer, the misleading claims made in their conference call on September 16, 2008 and in their Offering Circular, and Pala’s apparent lack of understanding of Rockwell’s business, leads to questions regarding the seriousness of Pala’s Offer and their intent to follow through.”

Reasons for Recommendation

The Board believes that the Offer should be rejected for the following reasons, as are described in more detail in the Directors’ Circular available on SEDAR:

  The Offer significantly undervalues Rockwell’s assets and growth potential.

    Rockwell is a producer of diamonds of high value in excess of US$1,700 per carat, with a strong upward trend.

    Rockwell enjoys low production costs with tight cost control despite an inflationary environment.

    Rockwell has a number of fully financed brownfields projects coming on stream which will lead to an increase in production from the current run rate of approximately 23,000 carats per annum to 70,000 carats per year in 2011.

    The Company has strong management expertise and a supportive BEE partner in African Vanguard Resources.

    Rockwell benefits from transparent and multi-faceted marketing and beneficiation arrangements.

  The Special Committee’s independent financial advisor, RBC Capital Markets, has determined that the price of $0.36 per share offered by Pala is inadequate, from a financial point of view, to shareholders.

  The Offer is highly conditional and gives Pala broad discretion to abandon the bid.

  There is substantial uncertainty with respect to Pala’s intentions. Pala is a financial investor with no experience running a diamond company operating in South Africa. The Board believes that the Offer is designed to create value for Pala rather than the Company’s other shareholders.

  The Offer does not treat holders of Rockwell securities fairly and does not comply with the applicable securities laws in South Africa. In particular, the Offer violates the South African requirements that the Offer be made to holders of convertible securities, and for the bid to not be subject to conditions that are dependent on subjective assessment.

  Rockwell continues to pursue alternatives to maximize shareholder value, and the Board believes that tendering shares to the Offer before these alternatives are fully explored may diminish the likelihood of a better transaction emerging.

  The timing of the Offer is opportunistic given the recent decline in Rockwell’s share price as a result of the overall decline in share prices of diamond companies and the impact of the recent Wouterspan labour dispute. The Rockwell share price traded at the Offer price of $0.36 as recently as July 14, 2008 and as high as $0.59 (or 64% more than the Offer) as recently as March 13, 2008.

  The timing of the Offer is opportunistic because it is designed to deny shareholders the near term benefits of increased production and decreased operating costs expected to result from the Company’s investment in its brownfields operations.

  The Offer has been rejected by all of Rockwell’s directors and senior officers who together own 11.08% of the Company’s shares (assuming the exercise of all warrants and options owned by such directors and senior officers).

“With a proven track record of resource growth and a strong and experienced management team, we believe Rockwell is poised to deliver superior shareholder returns. The Board of Directors is pursuing various options to maximize shareholder value, which include advancing Rockwell’s growth and acquisition strategy, increasing production and discussions with other third parties. We believe that given sufficient time to evaluate alternative options, the Company may be able to source superior value-creating opportunities,” said Mr. Bristow.

Rockwell’s Board advises shareholders not to be misled by the claims that Pala made on a conference call on September 16, 2008. On this call and in its news releases, Pala has made a variety of claims against Rockwell and its management that are without foundation. In the Board’s view, these claims suggest that Pala’s understanding of the Company’s business is flawed and that their methods of valuing Rockwell’s business are not credible. Schedule A attached to this news release contains responses to some of the more spurious claims made by Pala.

Rockwell is mailing its Directors’ Circular to shareholders today, which sets forth the formal recommendation of the Board to reject the Offer.

The directors of Rockwell, accept responsibility for the information contained in this announcement and confirm that to the best of their knowledge and belief (having taken all reasonable care to ensure that such is the case) the information contained in this announcement is in accordance with the facts and, where appropriate, does not omit anything likely to affect the import of such information.

The Company will host a telephone conference call on Monday, September 22 at 10:00 a.m. Eastern Time (7:00 a.m. Pacific; 3:00 p.m. London; 4:00 p.m. Johannesburg) to discuss Board’s recommendation. The conference call may be accessed by dialing 719-457-2655 or toll free 888-339-3503 in North America, toll free 0-800-404-7656 in United Kingdom or toll free 080-09-97290 in South Africa.

For further details on Rockwell Diamonds Inc., please visit the Company’s website at www.rockwelldiamonds.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

John Bristow
President and CEO

David Copeland, P.Eng., a qualified person under National Instrument 43-101, who is also the Chairman and a Director of Rockwell, has reviewed and approved this news release.

Forward Looking Statements

This release includes certain statements that may be deemed “forward-looking statements”. Other than statements of historical fact may be forward-looking statements, including, but not limited to, statements in this release about the expected upside potential of holding Rockwell shares, anticipated increases in the Company’s level of production, decreases in operating costs and increases in the price of diamonds, the upward trend in the value of diamonds produced by Rockwell, and the likelihood of a better transaction emerging. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, including, but not limited to assumptions regarding the success of the Company’s brownfields expansion efforts, the Company’s cost structure, and matters that would affect a third party’s decision to enter into an alternative transaction with the Company, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, availability of capital and financing, geopolitical uncertainty and political and economic instability, and general economic, and market or business conditions. The Company undertakes no obligation to update forward-looking statements except to the extent required by law. For more information on Rockwell, investors should review Rockwell’s annual Form 20-F filing with the United States Securities and Exchange Commission www.sec.com and its home jurisdiction filings that are available at www.sedar.com.

Schedule A

Specific responses of Rockwell to claims made by Pala during its conference call held on September 16, 2008, and in Pala’s news releases are set out below.

Pala Claim	Rockwell’s Response

1. Pala claimed that Rockwell is failing to deliver on diamond prices.	The Board believes that this claim demonstrates that Pala does not understand the nature of Rockwell’s business.

Pala included in its presentation accompanying the September 16, 2008 conference call, a comparison of a linear regression of prices achieved by Rockwell for the months of January to July 2008 with price increases quoted by De Beers. The Board views this comparison as misleading. The very nature of alluvial diamond mining is the variability of stones recovered leading to periods with average returns interspersed with very high value stones. The results for the year to date compared with the prior year shows a different trend with average prices recovered increasing from $1,657 per carat in the 2007 calendar year to $1,881 per carat in the year to date in calendar 2008. This latter number increases to $2,465 per carat when the month of September 2008 is included.

It is the Board’s view that the use of De Beers’ pricing, which is based on a universe of transactions that is many times larger than that of Rockwell, is statistically unsound.

2. Pala claimed that Rockwell has no control over costs.

The Board believes that this claim further demonstrates that Pala does not properly understand the nature of running a mining operation or the environment in South Africa, which is an area with unique inflationary pressures. These inflationary pressures include power cost increases, the disruption caused by power outages as well as general inflation of mining input costs running at record levels.

A survey of cost escalation experienced by a number of major South African mining companies over the last 12 months shows 20%. Management believes that the cost control measures outlined in its Directors’ Circular and the downward trend in quarterly operating costs support the conclusion that cost control performance by the Company has been good.

3. Pala claimed that Rockwell mismanaged the process of progressing the Saxendrift transaction through the Ministerial Consent and Competition Commission approval process.

This claim suggests that Pala underestimated the complexity of the South African approval process, which involves the Department of Minerals and Energy, Competition Commission, Department of Water Affairs, Department of the Environment, Department of Labour, and several other central and local government authorities.

Pala Claim	Rockwell’s Response

Rockwell and its Black Economic Empowerment partner managed the process diligently and made all possible efforts and attempts to expedite the finalization of the acquisition. The transaction timeline was impacted by delays at the Department of Minerals and Energy in processing and managing the transaction, which involved a multi-faceted legal and commercial process of mineral rights conversion, review of a comprehensive social and labour plan, environmental management plan, and mine plan, transfer of ten sets of mineral rights held in three companies into a special purpose vehicle, and Ministerial consent to conclude the process. It is common for such delays to occur in many jurisdictions, particularly in South Africa.

It is the Board’s view that the suggestion that management either misrepresented or misunderstood the true process is simply not true.

4. Pala claimed that Rockwell has mismanaged its labour relations.	This claim suggests that Pala does not properly understand the nature of running operations with unionised labour.

As part of the transition from being a privately owned operation to becoming a public company, Rockwell’s labour force became unionised and an inevitable period of adjustment led to the strike action in August this year. Management proactively engaged with its employees and Union representatives from the outset and as a result was able to achieve a wage settlement in line with inflation and operational protocols beneficial to the Company and its employees. Local operations of competitors have suffered much longer stoppages, and in some cases strike action has led to closures.

5. Pala claimed that Rockwell’s management is entrenched and that its interests lie elsewhere.

Rockwell adheres to a high standard of corporate governance and given that Rockwell’s directors and officers own an aggregate of 11.08% of Rockwell’s shares (assuming the exercise of all warrants and options owned by such directors and senior officers), their interests are aligned with the Company’s other shareholders.

Rockwell has fully disclosed the nature of its arrangements with Flawless Diamond Trading House in the Directors’ Circular. Flawless charges a fixed commission of 1% on all sales with no other remuneration. This arrangement benefits Rockwell and is at a lower cost than the available alternatives.

Details of the arrangements with Steinmetz group have also been publicly disclosed by Rockwell in the Directors’ Circular and management believes these arrangements benefit the Company. All diamond sales involve a robust internal and external arms

Pala Claim	Rockwell’s Response
length valuation process.

6. Pala claims that the Rockwell Board is not independent.	From a legal standpoint, Rockwell’s Board satisfies the requirements of Canadian securities laws in terms of required independence in Board and committee composition.

From a practical standpoint, all the Company’s non-executive directors are independent professionals with considerable experience and standing in the mining and investment community, with reputations that speak for themselves and go beyond the confines of the Company’s business.

For example, Dr Mark Bristow, who is the Chair of the Special Committee and the brother of CEO John Bristow, is a well respected international mining executive in his own right who sits on various boards and is CEO of publicly listed Randgold Resources. Equally, Hunter Dickinson is an internationally recognized management and advisory group which provides services to a significant number of public and private companies.

7. Pala claims that Rockwell is facing a liquidity risk.	While Rockwell faces similar liquidity risks as other mining companies at a comparable stage of development, its financial position is sound.

Cash on hand on August 31, 2008 was $10 million. The Company recently received proceeds from a diamond sale as well as the sale of the recently recovered large diamond (189.6 carats), which will provide further funds and reserves to more than adequately cover the working capital and capital expenditures of the Company. The Company also has a debt facility in place with Standard Bank which may be drawn upon as necessary.

8. Pala claims that Rockwell has not engaged with their suggestions for value creation.

The Directors’ Circular provides a detailed overview of the various meetings that Rockwell management has had with Pala since Pala became a shareholder, and the reasons why management and the Board decided not to pursue the various transactions or strategies suggested by Pala at these meetings. At all times, Pala’s suggestions were taken seriously and carefully considered by management and the Board. It is Pala’s own intentions and conduct which is questionable.

9. Pala claims it was wrongly denied the opportunity to vote at the Company’s recent Shareholders’ meeting.

Pala alleged publicly that they complied with all requirements necessary to enable Pala to vote in person at the Company’s shareholders’ meeting held on September 15, 2008 and that Pala was wrongly denied the opportunity to vote at this meeting.

Rockwell and the independent scrutineer at the meeting took all necessary steps to review the documentation submitted by Pala in support of its position, and confirmed that Pala had not in fact

Pala Claim	Rockwell’s Response

satisfied the legal requirements necessary to entitle Pala to vote at the meeting. Rockwell’s transfer agent has confirmed that it did not receive a legal proxy from Pala in advance of the meeting, and in fact this proxy was submitted by the nominee of Pala’s broker a full two days after the meeting took place.